Exhibit 99.3

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the three months and nine months ended September 30, 2014
(Expressed in US dollars)

Norsat International Inc.	Management’s Discussion & Analysis

TABLE OF CONTENTS

1.0 INTRODUCTION	3
2.0 BUSINESS OVERVIEW	3
2.1 OVERVIEW OF THE BUSINESS	3
2.2 COMPANY PRODUCTS AND SERVICES	4
2.3 MARKETS AND TRENDS	5
2.4 STRATEGY	7
3.0 OVERVIEW	10
3.1 OUTLOOK	10
4.0 FINANCIAL REVIEW	10
4.1 NON-IFRS MEASUREMENTS	10
4.2 RESULTS OF OPERATIONS FOR THE THREE MONTHS ENDED SEPTEMBER 30, 2014	12
4.3 RESULTS OF OPERATIONS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2014	14
4.4 SUMMARY OF QUARTERLY RESULTS	17
4.5 LIQUIDITY AND FINANCIAL CONDITION	18
4.6 CAPITAL RESOURCES	19
4.7 CONTRACTUAL OBLIGATIONS AND CONTINGENCIES	20
4.8 ISSUED CAPITAL	21
5.0 OFF BALANCE SHEET ARRANGEMENTS	21
6.0 TRANSACTIONS WITH RELATED PARTIES	21
7.0 PROPOSED TRANSACTIONS	22
8.0 CRITICAL ACCOUNTING ESTIMATES AND ACCOUNTING POLICIES	22
9.0 OUTSTANDING SHARE DATA	22
10.0 RISKS AND UNCERTAINTIES	22
11.0 DISCLOSURE CONTROLS AND INTERNAL CONTROLS OVER FINANCIAL REPORTING	23
11.1 DISCLOSURE CONTROLS AND PROCEDURES	23
11.2 INTERNAL CONTROLS OVER FINANCIAL REPORTING	23
11.3 CHANGES IN INTERNAL CONTROLS OVER FINANCIAL REPORTING	23

Norsat International Inc.	Management’s Discussion & Analysis

1.0 Introduction

The following management’s discussion and analysis (“MD&A”) of Norsat International Inc. (“Norsat”, “the Company”, “we” or “us”) as of November 4, 2014 should be read in conjunction with the unaudited condensed interim consolidated financial statements for the three months and nine months ended September 30, 2014 and 2013, and related notes included therein. These unaudited condensed interim consolidated financial statements have been prepared using accounting policies consistent with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board and in accordance with International Accounting Standard 34 – Interim Financial Reporting. All amounts are expressed in United States dollars unless otherwise indicated. The MD&A and unaudited condensed interim consolidated financial statements were reviewed by the Company’s Audit Committee and approved by the Company’s Board of Directors.

Additional information relating to the Company including our most recent Annual Information Form may be found at www.sedar.com.

Forward Looking Statements

The following discussion and analysis of the financial conditions and results of operations contains forward-looking statements concerning anticipated developments in our operations in future periods, the adequacy of our financial resources and other events or conditions that may occur in the future. Forward-looking statements are frequently, but not always, identified by words such as “expects,” “anticipates,” “believes,” “intends,” “estimates,”, “predicts,” “potential,” “targeted,” “plans,” “possible” and similar expressions, or statements that events, conditions or results “will,” “may,” “could” or “should” occur or be achieved. These forward-looking statements include, without limitation, statements about our market opportunities, strategies, competition, expected activities and expenditures as we pursue our business plan, the adequacy of our available cash resources and other statements about future events or results. Forward-looking statements are statements about the future and are inherently uncertain, and actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors, such as business and economic risks and uncertainties. Our forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made. Consequently, all forward-looking statements made in this discussion and analysis of the financial conditions and results of operations or the documents incorporated by reference are qualified by this cautionary statement and there can be no assurance that actual results or developments we anticipate will be realized. Some of these risks, uncertainties and other factors are described herein under the heading “Risks and Uncertainties” and in the most recent Annual Report on Form 20-F, under the heading “Risk Factors” available at www.sec.gov. For the reasons set forth above, investors should not place undue reliance on forward-looking statements.

2.0 Business Overview

2.1 Overview of the Business

Norsat is a leading provider of innovative communication solutions used by government organizations, militaries, transportation, resource and marine industry companies, news organizations, public safety search and rescue operators and others. Our solutions enable the transmission of data, audio and video for remote and challenging applications. Our products and services include leading-edge product design and development, production, distribution and infield support and service of fly-away satellite terminals, microwave components, antennas, radio frequency (“RF”) conditioning products, maritime based satellite terminals and remote networks connectivity solutions.

Our business currently operates primarily through three business segments: RF antennas and filters (“Sinclair Technologies”), Satellite Solutions, and Microwave Products.

Norsat International Inc.	Management’s Discussion & Analysis

Our common shares trade on The Toronto Stock Exchange under the ticker symbol ‘NII’ and on the OTC Bulletin Board (“OTCBB”) under the ticker symbol ‘NSATF’.

2.2 Company Products and Services

Sinclair Technologies

Sinclair Technologies specializes in RF antenna and filter products designed for high performance, reliability and durability in extreme mechanical/electrical environments and weather conditions. Within these two main product lines, we offer over 2,000 distinct products, including base station antennas, mobile/transit antennas, covert antennas, filters, receiver multicouplers, and accessories. Engineers in our Sinclair Technologies segment are experienced in custom designing complete systems based on the customer’s unique needs. With a strong focus on R&D and continuous product enhancement, we continue to expand our product offerings and improve existing designs to better serve customers.

Antennas

Our Sinclair Technologies segment has developed an exceptionally broad range of antennas, especially in the frequency bands allocated to public safety, air traffic control and land mobile radio applications. Some of these frequencies are currently being “re-farmed” or re-allocated to new applications by governing bodies such as the FCC in the US and Industry Canada. This “re-farming” of frequencies creates new demand, which we can satisfy through engineering derivative modifications to our existing products. This, in turn, preserves our leadership position in the antenna market.

Our Sinclair Technologies segment also manufactures several lines of omni-directional, yagi and panel dipole antennas covering the 30 MHz to 1900 MHz bands. Our family of collinear omni-directional antennae has a strong reputation with private mobile radio operators who use these antennas to provide coverage solutions. Sinclair Technologies was instrumental in developing low passive inter-modulation (“PIM”) antennas.

Filters

Sinclair Technologies also produces an extensive portfolio of RF filter products used to optimize the performance of antenna systems including cavity filters, transmitter combiners, duplexers, isolators, circulators and receiver multi-couplers. Our filter product line is based on standard cavity and combines resonator technologies, as well as very small high-performance filters, using cross-coupled technology.

Satellite Solutions

Our Satellite Solutions segment, established in 2003, provides a comprehensive portfolio of fly-away satellite terminals and software interfaces designed for easy portability and reliable connectivity in locations where traditional communication infrastructure is insufficient, unreliable, damaged or non-existent.

Our portfolio of portable satellite systems includes:

The upgraded Norsat GLOBETrekker™ 2.0 is an intelligent, auto-acquire, rapidly deployable fly-away satellite terminal. GLOBETrekker now includes a modular architecture that enables easy component swapping in the field, a simple one-touch interface, elevated electronics for all terrain deployment and a variety of other feature enhancements that improve usability, performance and ruggedness. The terminal is built to military-grade specifications (MIL-STD-810G) and is easily transported via airline checkable packaging. GLOBETrekker is ideal for users with mission critical communication requirements such as military, resource, emergency response, and transportation applications.

The Norsat ROVER™ is an ultra-portable fly-away satellite terminal with assisted acquire technology. Easily assembled in a matter of minutes, the ROVER is ideal for the rapid deployments of military and other highly mobile

Norsat International Inc.	Management’s Discussion & Analysis

operations. The ROVER is easily capable of data transfer rates in excess of 12 Mbps, yet is still compact enough to fit into a single backpack.

SigmaLink™ is a fly-away satellite terminal with antenna sizes up to 2.4m, suitable for longer term deployments, yet portable enough for mobile operations. SigmaLink is ideal for use by government and peacekeeping agencies, broadcasters, resource exploration companies, distance education institutions, financial institutions, and large corporations.

Norsat’s GLOBETrekker, Rover and SigmaLink fly-away terminals offer superior ease of use, ruggedness, and portability compared to competitive offerings. All systems are shipped with LinkControl software, the industry’s most intuitive and powerful suite of satellite pointing tools. LinkControl seamlessly integrates the various hardware components, automates the process of satellite acquisition, and enables users to pre-configure settings for rapid field deployments.

We also have available the RANGER - an assisted-acquire micro-sat terminal. The RANGER is a ruggedized, high performance and portable terminal ideal for rapid deployments where portability is essential.

We also offer a series of SATCOM Baseband Kits. These convenient, all-in-one tool kits can be used for worldwide satellite system field deployments. Baseband kits support a variety of applications and are available in Compact Flyaway Kits, Emergency Communications Kits and Red/Black Gateway Kits. Key features include the ability to provide core office functions while operating in emergency situations, market leading portability, and connectivity support in challenging environments.

Microwave Products

Our Microwave Products segment designs, develops and markets receivers, transmitters and power amplifiers that enable the transmission, reception and amplification of signals to and from satellites. Our product portfolio of microwave components includes a comprehensive range of satellite receivers (“LNBs”), transmitters (“BUCs”), transceivers, solid-state power amplifiers (“SSPAs”) and other microwave components.

Low Noise Block Down Converters (“LNBs”), are required by every satellite antenna (or “dish”) irrespective of aperture or location. The LNB is mounted at the focal point of the dish to convert incoming microwave signals into electrical signals that are routed to the remote receiver or indoor unit. Reliability is critical for these products as they are used in remote areas around the world.

Satellite transmitters or Block Up Converters (“BUCs”) convert electrical signals into microwave signals that can be transmitted to an orbiting satellite. A BUC is required to transmit to a satellite for applications such as news gathering, broadband internet access, and broadcasting.

Norsat’s product offering includes the new ATOM Series BUCs. These Block Up Converters are the smallest, lightest and most energy efficient transmitters available on the market today. The high efficiency ATOM reduces power consumption significantly; delivering overall cost savings over the lifetime of the device.

Norsat is a market leader in microwave products. Through more than three decades of participation in this market, we have developed a reputation for quality, reliability and innovation. We believe that we have the largest market share of any of our competitors in this space.

2.3 Markets and Trends

Radio Frequency Based Communications - Markets

The antenna and filter products supplied by our Sinclair Technologies segment are used primarily by the land mobile radio (“LMR”) industry and specifically by the following industry segments:

Norsat International Inc.	Management’s Discussion & Analysis

  Public safety operators, including several police forces, the coast guards and navies, and a large set of ambulance and fire dispatch services;

  Private sector networks including rail, ground and air transportation networks used by natural resource, utility, taxi, trucking, and construction companies, as well as other dedicated network operators. These customers are generally served through an extensive set of dealers specializing in radio systems;

  Mobile radio, public safety, aviation and heavy transport industries; and

  Original equipment manufacturers.

Sinclair products are well established globally. Operating in the 30 MHz to 1.9 GHz frequency range, Sinclair antennas and filters are integral components of many wireless communications networks - controlling, enhancing and propagating radio frequency signals associated with these systems. Most Sinclair products support both voice and data.

Radio Frequency Based Communications - Trends

Communication networks, and in particular, mobile wireless communications systems, are widely used in public safety, national security, natural resource management, and other specialized applications.

  Limited availability of licensed and unlicensed frequencies is causing governments to re-assign spectrum for public safety networks. As an example, US broadcasters were recently required to vacate the 700 MHz frequency band to allow spectrum for new public safety networks.

  Demand by mobile radio users for more radio channels is causing network operators to reduce channel spacing and increase demand for filter products.

  Large competitors are more focused on the larger cellular market and appear to be reducing investment in new product development for the LMR market, and

  Original equipment manufacturers (“OEMs”) are driving greater efficiencies and increasing their bargaining power by favouring fewer vendors with a broad product portfolio.

Satellite-based Communications - Markets

Norsat’s satellite-based communications business includes Satellite Solutions, Microwave Products, Maritime and Solutions. These products employ satellites that are orbiting the earth to transmit and receive content. Our equipment interoperates with satellites that orbit the earth at the same speed as the earth rotates. These satellites appear to remain at the same point relative to the earth’s surface, thus giving the impression that they are stationary. These satellites are known as geostationary satellites, or satellites in geostationary orbit (orbiting approximately 22,300 miles above the earth).

While geostationary satellites are operated on a commercial basis and are fairly standard in their operation, some are owned and operated by militaries and may have unique characteristics. Our equipment has been standardized so that it can operate on most satellites, without further customization. These products permit users to establish a broadband communications link (up to 10 Mbps) between any two points on earth. This broadband communications link is capable of transporting a broad range of content including voice, data and motion video.

The satellite industry continues to see increased demand, driven primarily by the backlog of satellite launches, across all sectors of the market including the commercial and military markets. Our products operate primarily on widely deployed commercial Ku-band satellites. However, some of our products operate on other commercial (C-band and Ka-band) and military (Ka-band and X-band) satellites as well.

Norsat International Inc.	Management’s Discussion & Analysis

Satellite-Based Communications – Trends

Although we continue to see softness in the satellite-based communications market as a result of the US budget cuts, we believe that a number of longer term trends are positively influencing the sector. Specific trends include the following:

  There is a growing expectation that organizations and individuals are always “connected” to some type of communications infrastructure, regardless of where they may be positioned geographically.

  As companies are increasingly required to look beyond traditional locations to meet the world’s demand for natural resources, there has been a proliferation of remote sites far removed from existing infrastructure.
  Demand for bandwidth is ever-expanding as users increasingly expect that video and audio files are capable of being transmitted, and that the transmissions will occur in real time.

  In the era of 24-hour news coverage, viewers have come to expect media to cover a breaking story nearly instantaneously, regardless of where it occurs around the world. Media outlets need to be able to deploy quickly to meet this expectation.

  Major media are experiencing competition from alternative news sources that typically make content available over the Internet. Partly in response, governments and non-governmental organizations are increasingly producing their own content relating to events they deem significant, and making this available to third parties or directly to the public.

  The nature of modern military operations is such that mobility and rapid establishment of communication links in the field are increasingly considered vital.

  Major organizations that have global operations are increasingly aware of, and plan for, natural or manmade crisis events. Their plans often include establishing communication capabilities that are not dependent on terrestrial infrastructure as part of their contingency or emergency action plans.

  A number of large-scale disasters in recent years have proven the critical importance of first responders being able to establish rapid communication links to coordinate recovery efforts.

  Experience with information technology and communication equipment in recent decades has conditioned users to expect that related hardware will become smaller and more portable over time, while offering improved functionality. Providers who are able to meet this expectation can realize competitive advantages.

  Applications for satellite technology are becoming ubiquitous. From their traditional role in the broadcast and telecommunications fields, communications satellites have more recently been extended to such applications as broadband services, cellular and Internet backhaul, location-based services and satellite imagery. As a result, a broader base of users has a need for ground-based satellite equipment.

2.4 Strategy

Provide leading communication solutions

Norsat’s mission is to become a leading provider of innovative communication solutions for remote and challenging applications. Our primary value proposition is rooted in our longevity and reputation for quality, and in our track record for being highly successful when dealing with projects in challenging parts of the world. Customers with critical applications for which reliability of performance is absolutely essential tend to place significant value in the quality of Norsat’s products and after-sales support infrastructure. In addition, we have a track record of introducing innovative new products to the RF antenna and filter, and satellite industries and we plan to remain a product leader in these areas. Supported by a strong financial base, we continue to invest in research and development for the RF antenna and filter, satellite, and microwave businesses. These attributes will remain core elements of our strategy, forming the foundation of our organic growth.

Norsat International Inc.	Management’s Discussion & Analysis

Pursue acquisition opportunities

While we continue to focus on organic growth within our existing product segments, we are also actively pursuing a mergers-and-acquisition-based growth strategy. As such, we are constantly identifying and evaluating potential candidates that are leaders in their field and that meet our core acquisition criteria of:

  enhancing our ability to provide communication solutions in challenging environments;

  providing access to high-end commercial markets; and,

  increasing our ability to generate a stable revenue stream.

While we believe a proportion of our future growth will come via business combinations, we are proceeding prudently. Any merger or acquisition opportunity must be attractively priced, advance our corporate objectives and have the potential to be accretive to our shareholders.

On April 16, 2013, Norsat acquired certain business assets and assumed certain liabilities of CVG Inc. This acquisition has advanced our core business by augmenting our product portfolio and enhancing intellectual property (IP) for our Satellite Solutions and Microwave business units.

In January 2011, we acquired Aurora, Ontario-based Sinclair Technologies Holdings Inc. (“Sinclair”), a private company and a leading provider of antenna and radio frequency conditioning products.

The Sinclair acquisition has proved to be a good fit with our strategy in that it complements our core businesses and supports our goal of becoming a premium provider of communication solutions for remote and challenging applications. Like Norsat’s other product lines, Sinclair products are used all over the world and are often operated in the harshest of environments. Both the Norsat and Sinclair brands are equated with superior products, the latest technologies and customized solutions. However, the Sinclair product line targets different end-markets than Norsat products, providing opportunities to expand our market base and generate cross-selling opportunities between the two units. The integration of Sinclair has enabled Norsat to achieve modest costs savings as a result of efficiencies gained from being a larger organization.

Continue to provide innovative products

We invest in research and development to maintain our status as “best in class.” Our R&D efforts are directed toward enhancing existing product lines and introducing new products. We believe that the development of new products within our various product segments will keep Norsat on the cutting edge of the industry, attract new business and lead to the development of new market verticals.

Expand into new markets

Our long-term objectives include entering new geographic markets and strengthening our reach into existing markets, broadening our customer base, and expanding into new market verticals.

The Sinclair acquisition has strongly supported this strategy. Sinclair products are well established among customers in the commercial space and at the municipal government level and have provided opportunities for Norsat to diversify into these markets. We have seen the benefits of engaging new and past customers under the strength of a larger combined entity resulting in ordering activities. We will continue to pursue new opportunities that further expand our market reach.

Provide a breadth of solutions to our existing customers

Another component of our growth strategy is to expand the breadth of the solutions we provide to each customer. Currently, the vast majority of our revenues are generated by the hardware and systems we manufacture. We believe there are a number of opportunities to provide ancillary services and third-party hardware components related to these core products. In particular, we believe customers in remote and challenging environments would benefit from an end-to-end solution provider approach, enabling them to purchase all of their secure communication requirements from a single vendor. Customers could then be confident that all elements would be configured to

Norsat International Inc.	Management’s Discussion & Analysis

work well together, and that they would receive comprehensive product support. Norsat, in turn, would benefit from stronger customer relationships, higher sales, and the long-term development of a stable, recurring revenue stream.

We continue to actively evaluate various technologies and commercial applications that complement our current suite of product and service offerings. Our goal is to become the connectivity solutions provider of choice for challenging applications and environments.

We are also seeking new opportunities in remote and challenging applications where we can offer our expertise to solve communications and logistics problems. We plan on leveraging our secure and reliable products, along with our experience on how to better serve customers and give them the best value and product performance. As we establish more initiatives in the world’s remote and challenging regions and environments, our expectation is that many of the customers we currently serve will have scalable opportunities and will rely on us to assist in further build-outs or expansion projects.

Grow our business through existing and new customers

We market the majority of our products in North America through our direct sales force, OEMs, distributors and manufacturer representatives. In Europe, the Middle East, Africa and Asia, our products are sold through a direct sales force, OEMs, and system integrators.

Almost all of our portable satellite systems sales to the US Government were initially sold through our direct sales force. Due to successful deployments with the US Government, additional militaries and governments around the world have become Norsat customers.

We will continue to use, increase and invest in our various sale channels, and we are increasingly emphasizing those that enable us to target large commercial customers. In addition, we are pursuing opportunities to cross-sell our products to customers within all of our segments.

Continue to focus resources prudently

Norsat has been fiscally prudent with regard to expenses and we will continue to focus our resources strategically and make appropriate investments. While we seek growth opportunities, we also continue to review opportunities for strategic cost-cutting measures.

Norsat International Inc.	Management’s Discussion & Analysis

3.0 Overview

  Total sales for the three and nine months ended September 30, 2014 decreased 8% and increased 4% to $8.1 million and $26.8 million respectively, from $8.8 million and $25.7 million during the same periods last year.

  The Sinclair Technologies segment sales decreased to $4.7 million for the three months ended September 30, 2014, from $5.4 million for the same period in 2013, and $15.9 million in the nine months ended September 30, 2014, compared to $16.2 million in the first half of 2013. The decrease reflects the recent softness in the infrastructure and public safety markets

  Satellite Solutions sales were $0.5 million in the third quarter of 2014, compared to $0.9 million during the same period in 2013. For the nine months ended September 30, 2014, Satellite Solutions sales were $1.6 million compared to $3.9 million during the same period in 2013. The continuing decrease in military demand and the non-renewal of two significant airtime contract impacted revenues.

  Microwave Products sales recorded sales of $3.0 million for the three months ended September 30, 2014, from $2.4 million during the same period in 2013. During the nine months ended September 30, 2014, Microwave Product sales were $9.4 million compared to $5.7 million during the same period in 2013. The $3.7 million increase was mainly driven by the product deliveries on the new line of ATOM products and easing of budget constraints experienced in the same period in 2013.

  Consolidated gross margins for the three and nine months ended September 30, 2014 were 41% respectively, consistent with 41% margins in the same periods in 2013.

  A significant ATOM contract was completed at the beginning of Q3 2014. While we expect further product deliveries of ATOM products in future quarters to other customers, it is not expected to be at the same level of past quarters.

  Continued global economic weakness and US budget cuts has increased competition in our markets. Going forward, pricing pressure could negatively impact our ability to maintain or improve margins.

3.1 Outlook

By segment, in the near term, the Microwave segment is expected to continue to have consistent revenue, with more of its sales driven by the ATOM Series of Ku-Band BUCs and SSPAs. While the Sinclair Technologies infrastructure and public safety markets have shown softness in Q3 2014, demand is expected to resume in the coming quarters, driving sales closer to historical levels. Satellite Solutions continues to experience weaker customer demand, stemming from lower military spending, however with the recent award of a large satellite hardware contract in 2014, we enter fiscal 2015 with a more positive backlog compared to the same period in 2014.

Norsat continues to actively pursue merger and acquisition opportunities that provide strong value, advance its strategic objectives and have the potential to be accretive to shareholders.

4.0 Financial Review

4.1 Non-IFRS Measurements

Management uses non-IFRS measures, EBITDA and Adjusted EBITDA as supplemental measures to evaluate the performance of the Company. EBITDA is defined as earnings before income tax expense, financing costs, depreciation and amortization. Adjusted EBITDA is defined as EBITDA adjusted with foreign exchange gain or loss, corporate development costs, write-down of inventory, impairment charges or recoveries, discontinued operations and other non-cash charges. Corporate development costs are predominately external costs incurred to pursue acquisition.

Norsat International Inc.	Management’s Discussion & Analysis

Management believes that EBITDA and Adjusted EBITDA provide important measures of the Company’s operating performance because they allow management, investors and others to evaluate and compare the Company’s core operating results, including its return on capital and operating efficiencies, from period to period by removing the impact of its capital structure (interest expenses), asset base (depreciation and amortization) and tax consequences. Both EBITDA and Adjusted EBITDA do not have any standardized meaning prescribed by IFRS, other companies may calculate these non-IFRS measures differently, and therefore our EBITDA and Adjusted EBITDA may not be comparable to similar titled measures of other companies. Accordingly, investors are cautioned not to place undue reliance on them and are also urged to read all IFRS accounting disclosures presented in the unaudited condensed interim consolidated financial statements and accompanying notes for the three months and nine months ended September 30, 2014.

The following table sets forth, for the periods indicated, a reconciliation of IFRS to non-IFRS measures:

('000s)	Three months ended September 30
	2014	2013	Change
Net earnings for the period	$968	$683	$285	42%
Interest expense	29	52	(23)	(44%)
Amortization and depreciation	277	357	(80)	(22%)
Tax recovery	(74)	(47)	(27)	57%
EBITDA	$1,200	$1,045	$155	15%
Foreign exchange (gain)/loss	(363)	252	(615)	>100%
Gain on bargain purchase	-	47	(47)	(100%)
Corporate development costs	180	17	163	959%
Adjusted EBITDA	$1,017	$1,361	$(344)	(25%)

Adjusted EBITDA for the three months ended September 30, 2014 decreased by 25% to $1.0 million, compared to $1.4 million for the same period last year, reflecting a $0.3 million decrease in gross profit contributions from lower sales volume, and approximately $0.2 million less government contributions for the third quarter of 2014 compared to the same period in 2013.

('000s)	Nine months ended September 30
	2014	2013	Change
Net earnings for the period	$4,144	$2,009	$2,135	>100%
Interest expense	94	195	(101)	(52%)
Amortization and depreciation	900	1,029	(129)	(13%)
Tax recovery	(427)	(84)	(343)	>100%
EBITDA	$4,711	$3,149	$1,562	50%
Foreign exchange loss	(948)	(300)	(648)	>100%
Corporate development costs	180	128	52	41%
Adjustd EBITDA	$3,943	$2,977	$966	32%

Adjusted EBITDA for the nine months ended September 30, 2014 was $3.9 million, compared to $3.0 million during the same period in 2013. The change in EBITDA reflects a $0.5 million increase in gross profit contributions from higher sales volume, and lower total operating expenses of approximately $1.3 million in the nine months ended September 30, 2014 compared to the same period in 2013. The decrease in operating expenses mainly reflects the strengthening of the US dollar against the Canadian dollar, as a significant portion of the Company’s expenses are in Canadian Dollars, and lower expenses from employee-related cost savings in the nine months ended September 30, 2014 compared to the same period in 2013. This was partially offset by approximately $0.8 million less government contributions for the first nine months of 2014 compared to the same period in 2013.

Norsat International Inc.	Management’s Discussion & Analysis

Adjusted Working Capital

Adjusted Working Capital is a non-IFRS measure that does not have a standardized meaning and may not be comparable to a similar measure disclosed by other issuers. We use working capital changes as a supplemental financial measure in our evaluation of liquidity. We believe that monitoring working capital items assists in assessing the efficiency of allocation of short-term financial resources. Adjusted working capital is calculated by subtracting current liabilities, excluding acquisition loan, from current assets. As at September 30, 2014, working capital increased 11% to $16.0 million, from $14.4 million at December 31, 2013.

Adjusted Current Ratio

Adjusted Current Ratio is a non-IFRS measure that does not have a standardized meaning and may not be comparable to a similar measure disclosed by other issuers. We believe that monitoring our current ratio helps to assess the health of our liquidity. Current Ratio is defined as current assets divided by current liabilities, excluding the acquisition loan. As at September 30, 2014, our current ratio increased to 4.3 times, from 3.5 times as at December 31, 2013.

4.2 Results of Operations for the Three Months Ended September 30, 2014

Sales and Gross Margin

	Three months ended September 30
	2014	2013	Change
Sales (in '000s)
Sinclair Technologies	$4,681	$5,389	$(708)	(13%)
Satellite Solutions	455	945	(490)	(52%)
Microwave Products	2,971	2,454	517	21%
Total	$8,107	$8,788	$(681)	(8%)

Gross Profit Margin
Sinclair Technologies	39%	41%	(2%)
Satellite Solutions	25%	29%	(4%)
Microwave Products	45%	44%	1%
Total	41%	41%	(0%)

Results from our business segments fluctuate from quarter to quarter due to seasonal influences on sales volumes. In our Sinclair Technologies segment, the first and third quarters are historically the strongest, as most of Sinclair’s customers build inventories as they commence installation in the spring and summer seasons. Among our other two segments, the third and fourth quarters are typically the strongest as these are traditionally the periods when military sales occur. The timing of contract awards also creates significant fluctuations in our quarterly results as some large contracts represent a significant share of sales for a given quarter. The timing of these orders is unpredictable.

For the three months ended September 30, 2014, total sales were $8.1 million, compared to $8.8 million in Q3 2013.

Sales from the Sinclair Technologies segment were $4.7 million for the third quarter of 2014, compared to $5.4 million during the same period in 2013, reflecting recent softness in the infrastructure and public safety markets.

Third quarter Satellite Solutions sales were $0.5 million, compared to $0.9 million in Q3 2013, reflecting the continuing decrease in military demand and budget constraints among other non-military customers. Other service revenues were also $0.5 million lower year-over-year due to the non-renewal of significant airtime contracts.

Third quarter Microwave Products sales were $3.0 million, compared to $2.5 million in Q3 2013. The $0.5 million increase was mainly driven by the product deliveries on the ATOM new line of products.

Norsat International Inc.	Management’s Discussion & Analysis

On a consolidated basis, third quarter gross margin percentages were 41% which is comparable to Q3 2013 margins of 41%. Gross margins in our Microwave Products segment were 45% which is comparable to gross margins of 44% in Q3 2013. Gross margins in our Satellite Solutions segment was 25% compared to 29% in Q3 2013, which reflects a greater portion of lower-margin revenues in the mix. Our Sinclair margins were 39% in Q3 2014 down from 41% for the same period in 2013, reflecting lower sales volume and relatively fixed manufacturing costs.

Expenses

('000s)	Three months ended September 30
	2014	2013	Change
Selling and distributing expenses	$1,210	$1,487	$(277)	(19%)
General and administrative expenses	1,207	847	360	43%
Product development expenses, net	322	238	84	35%
Other expenses/(income)	(316)	375	(691)	>100%
Total expenses	$2,423	$2,947	$(524)	(18%)

For the three months ended September 30, 2014, total expenses decreased to $2.4 million, from $2.9 million in Q3 2013. The decrease is mainly attributable to a $0.3 million in other income in the third quarter of 2014 compared to other expense of $0.4 million in the same period in 2013, reflected by the change of the US dollar against the Canadian dollar. In Q3 2014 the US dollar strengthened against the Canadian dollar whereas in Q3 2013 the US dollar weakened against the Canadian dollar.

Third quarter selling and distributing expenses decreased to $1.2 million, from $1.5 million in 2013, reflecting the strengthening of the US dollar against the Canadian dollar, as a significant portion of the Company’s expenses are in Canadian Dollars, and certain employee-related costs savings.

Third quarter general administration expenses increased to $1.2 million, from $0.8 million incurred in 2013. The increase reflects $0.2 million in corporate development costs related to external costs to pursue a potential acquisition compared to approximately $17,000 in the same period in 2013, investments in organizational infrastructure, increased bonuses due to the Company substantially tracking towards its 2014 targets and objectives, and offset by the impact of certain employee-related cost savings implemented in 2013.

.

('000s)	Three months ended September 30
	2014	2013	Change
Direct expenses	$580	$644	(64)	(10%)
Amortization	64	85	(21)	(25%)
Less: Government contribution	(322)	(491)	169	(34%)
Total product development expenses, net	$322	$238	$84	35%

Third quarter direct product development expenses of $0.6 million was on par with $0.6 million during the same period last year. This was offset by the decrease of government contributions to $0.3 million in the third quarter of 2014 compared to $0.5 million for the same period in 2013. In Q3 2013 government contributions were higher, reflecting the higher direct product development expenses for the CVG product lines.

Norsat International Inc.	Management’s Discussion & Analysis

Net earnings for the period

('000s), except per share amounts	Three months ended September 30
	2014	2013	Change
Earnings before income taxes	$893	$636	$257	40%
Income tax recovery	74	47	27	57%
Net earnings for the period	$967	$683	$284	42%

Net earnings per share
Basic	$0.02	$0.01	$0.01	100%
Diluted earnings (loss) per share	$-	$-	$-	-
Total	$0.02	$0.01	$-	-

Third quarter earnings before income taxes were $0.9 million, compared to $0.7 million during the same period last year, reflecting a $0.4 million gain on foreign exchange in the third quarter of 2014 versus a $0.2 million loss on foreign exchange in the same period in 2013. This was offset by $0.3 million gross profit due to lower sales and $0.2 million less government funding in Q3 2014 compared to Q3 2013.

Income tax recovery for the third quarter of 2014 was approximately $74,000 compared to approximately $47,000 in the third quarter of 2013.

Third quarter 2014 net earnings were $0.9 million, or $0.02 per share, basic and diluted, compared to $0.7 million, or $0.01 per share, basic and diluted, for the third quarter in 2013.

4.3 Results of Operations for the Nine Months Ended September 30, 2014

Sales and Gross Margin

	Nine months ended September 30
	2014	2013	Change
Sales (in '000s)
Sinclair Technologies	$15,855	$16,151	$(296)	(2%)
Satellite Solutions	1,577	3,906	(2,329)	(60%)
Microwave Products	9,376	5,683	3,693	65%
Total	$26,808	$25,740	$1,068	4%

Gross Profit Margin
Sinclair Technologies	40%	42%	(2%)
Satellite Solutions	30%	33%	(3%)
Microwave Products	45%	44%	1%
Total	41%	41%	-

For the nine months ended September 30, 2014, total sales were $26.8 million, compared to $25.7 million for the same period last year.

Sales from our Sinclair Technologies segment were $15.9 million in the first nine months of 2014, comparable to $16.2 million during the same period in 2013. While we saw improved demand in Q1 and Q2, these improvements were not sustained in Q3.

Satellite Solutions sales were $1.6 million for the nine months ended September 30, 2014, compared to $3.9 million for the same period in 2013. Sales from this segment were impacted by reduced military ordering of satellite equipment and services. In addition, service revenues declined by $0.1 million as airtime contracts, warranties and post-service contracts expired.

Norsat International Inc.	Management’s Discussion & Analysis

Microwave Products sales were $9.4 million in the first nine months of 2014, compared to $5.7 million during the same period in 2013. The $3.7 million increase was mainly driven by the product deliveries on the ATOM new line of products.

On a consolidated basis, gross margin percentage was 41% for the nine months ended September 30, 2014, comparable to 41% from the same period in 2013. Our Microwave Products segment achieved a nine months gross margin of 45%, comparable with results of 44% from the nine months of 2013. Margins from the Sinclair Technologies segment were 40%, compared to 42% in first nine months of 2013, reflecting less sales volume in Q3 2014. Satellite Solutions gross margin decreased slightly to 30% year-to-date, from 33% in the first nine months of 2013. The change in Satellite Solutions gross margin reflects a greater proportion of lower-margin revenues and lower sales volume.

Expenses

('000s)	Nine months ended September 30
	2014	2013	Change
Selling and distributing expenses	$3,886	$4,667	$(781)	(17%)
General and administrative expenses	3,110	3,033	77	3%
Product development expenses, net	1,205	1,036	169	16%
Other income	(801)	(31)	(770)	>100%
Total expenses	$7,400	$8,705	$(1,305)	(15%)

For the nine months ended September 30, 2014, total expenses decreased to $7.4 million, from $8.7 million during the same period in 2013.

Selling and distributing expenses decreased to $3.9 million, from $4.7 million, reflecting the strengthening of the US dollar against the Canadian dollar, as a significant portion of the Company’s expenses are in Canadian Dollars, and employee-related costs savings.

General and administrative expenses were $3.1 million in the nine months of 2014, on par with $3.0 million in the same period in 2013. In the nine months of 2014, corporate development costs related to external costs to pursue a potential acquisition increased to $0.2 million compared to approximately $17,000 in the same period in 2013. In addition investments were made in organizational infrastructure, and bonuses increased due to the Company substantially tracking towards its 2014 targets and objectives. These increases were offset by the decrease in expenses, reflecting the strengthening of the US dollar against the Canadian Dollar, as a significant portion of the Company’s expenses are in Canadian dollars.

('000s)	Nine months ended September 30
	2014	2013	Change
Direct expenses	$1,885	$2,478	$(593)	(24%)
Amortization	212	247	(35)	(14%)
Less: Government contribution	(892)	(1,689)	797	(47%)
Total product development expenses, net	$1,205	$1,036	$169	16%

For the nine months ended September 30, 2014, direct product development expenses decreased to $1.9 million from $2.5 million for the same period last year. The decrease reflects the accelerated development of the newly acquired CVG product lines in 2013, costs not incurred in 2014, and the impact of the strengthening of the US dollar against the Canadian Dollar, as a significant portion of the Company’s expenses are in Canadian Dollars, and employee-related costs savings.

Government contributions decreased to $0.9 million in the first nine months of 2014 from $1.7 million in the same period in 2013. In 2013 we secured a new repayable government contribution under the SADI program, which enabled the Company to claim eligible costs incurred between July 27, 2013 and December 31, 2017. The timing of the award meant that over two quarters worth of government contributions were recorded in Q1 2013, compared to just one in the first quarter of 2014.

Norsat International Inc.	Management’s Discussion & Analysis

As a result net product development expenses increased to $1.2 million in the nine months ended September 30, 2013 from $1.0 million in the same period last year.

Other net income for the first nine months of 2014 increased to $0.8 million from approximately $31,000 during the same period last year. The increase reflects a $1.0 million gain on foreign exchange in the nine months ended September 30, 2014 compared to a $0.3 million gain in the same period in 2013 and $0.1 million lower interest expenses resulting from the reduction in the Company’s acquisition loan.

Net earnings for the period

('000s), except per share amounts	Nine months ended September 30
	2014	2013	Change
Earnings before income taxes	$3,717	$1,925	$1,792	93%
Income tax recovery	427	84	343	>100%
Net earnings for the period	$4,144	$2,009	$2,135	>100%

Net earnings per share
Basic	$0.07	$0.03	$0.04	>100%
Diluted earnings (loss) per share	$-	$-	$-	-
Total	$0.07	$0.03	$0.04	>100%

For the nine months ended September 30, 2014 earnings before income taxes increased to $3.7 million, from $2.0 million during the same period in 2013, reflecting a $0.7 million higher gain on foreign exchange, $0.5 million higher gross profit and $1.3 million less expenses compared to the same period in 2013. This was offset by $0.8 million less government funding for the nine months ended September 30, 2014 compared to same period in 2013.

Income tax recovery for the nine months ended September 30, 2014 was $0.4 million compared to income tax recovery of $0.1 million for the same period in 2013, reflecting a current income tax recovery of $0.2 million in the nine months ended September 30, 2014 compared to a tax expense of $0.1 million for the same period in 2013. Deferred income tax recovery of $0.2 million for the nine months ended September 30, 2014 is on par with $0.2 million for the same period in 2013.

For the nine months ended September 30, 2014, net earnings increased to $4.1 million, or $0.07 per share, basic and diluted, from net earnings of $2.0 million, or $0.03 per share, basic and diluted, during the same period in 2013.

.

Norsat International Inc.	Management’s Discussion & Analysis

4.4 Summary of Quarterly Results

('000s), except for earnings per share	Three months ended
	Mar 31	Jun 30	Sep 30	Dec 31

2014	$	$
Sales	9,118	9,584	8,107
Net earnings for the period	2,177	1,000	968
EBITDA(1)	2,459	1,052	1,200
Adjusted EBITDA(1)	1,592	1,334	1,017
Earnings per share from continuing operations and net earnings per share - basic and diluted	0.04	0.02	0.02
Weighted average common shares outstanding -	#	#	#
Basic ('000s)	57,674	57,664	57,609
Diluted ('000s)	57,710	57,695	57,630

2013	$	$	$	$
Sales	8,354	8,598	8,788	10,677
Net earnings	412	914	683	1,698
EBITDA(1)	845	1,259	1,045	1,464
Adjusted EBITDA(1)	797	819	1,361	2,144
Earnings per share from continuing operations and net earnings per share - basic and diluted	0.01	0.02	0.01	0.03
Weighted average common shares outstanding -	#	#	#	#
Basic ('000s)	58,037	57,831	57,674	57,674
Diluted ('000s)	58,113	57,868	57,677	57,683

2012	$	$	$	$
Sales	10,409	10,425	10,997	10,598
Net earnings from continuing operations	556	2,805	822	872
Net earnings	518	2,771	975	871
EBITDA(1)	1,229	643	1,398	1,376
Adjusted EBITDA(1)	1,156	734	1,659	1,266
Earnings per share from continuing operations and net earnings per share - basic and diluted	0.01	0.05	0.01	0.02
Weighted average common shares outstanding -	#	#	#
Basic ('000s)	58,317	58,197	58,037	58,037
Diluted ('000s)	58,343	58,197	58,039	58,039

Note
(1) EBITDA and Adjusted EBITDA are Non-IFRS Measures. See section 4.1 “Non-IFRS Measure”.

Quarterly results from our three revenue generating business segments fluctuate from quarter-to-quarter due to seasonal influences on sales volumes. In our Sinclair Technologies segment, the first and third quarters are historically the strongest, as most of Sinclair’s customers build inventories during these quarters prior to commencing installation in the spring and summer seasons. For our other two segments, the third and fourth quarters are typically the strongest, as these have traditionally been the periods when military sales occur. The timing of contract awards also creates significant fluctuations in our quarterly results as some large contracts represent a significant share of sales for a given quarter. The timing of these orders is unpredictable. We are working to reduce quarterly revenue fluctuations by cultivating revenue streams that are more stable in nature and distributed throughout the year. Our acquisition of Sinclair reflects this strategy as Sinclair’s sales are generally more evenly distributed than those of our other segments. They also tend to be strongest during periods when sales from our other segments are relatively weak. We have mitigated revenue instability by creating revenue backlog, which is expected to help reduce some of the volatility in our financial results through September 2014.

Norsat International Inc.	Management’s Discussion & Analysis

4.5 Liquidity and Financial Condition

Liquidity

Our principal cash requirements are for working capital, capital expenditures and acquisition loan repayment.

As at September 30, 2014, we had $4.4 million in cash and cash equivalents, compared to $3.3 million as at December 31, 2013. To meet our working capital requirements and to provide additional short-term liquidity in each period, we may draw on our $3.8 million operating line of credit. As at September 30, 2014, there were no amounts drawn under our operating line of credit.

Cash provided from operating activities was approximately $1.7 million for the three months ended September 30, 2014, compared to cash used in operating activities of $0.4 million for the comparable period in 2013. For the nine months ended September 30, 2014, cash provided from operating activities was $2.5 million compared to approximately $0.5 used by operating activities in the comparable period in 2013.

For the three and nine months ended September 30, 2014, approximately $0.2 million and $0.4 million was used in investing activities, compared to approximately $0.4 million and $0.9 million cash was used in the same periods in 2013 due substantially to the purchase of property and equipment for the CVG line in 2013.

For the three and nine months ended September 30, 2014, approximately $91,000 and $0.6 million was used in financing activities, compared to approximately $0.6 million cash was provided for and $1.0 million cash was used in the same periods in 2013. During the third quarter, we received approximately $0.8 million less in government funding compared to the same period in 2013.

Our working capital requirements are mainly for materials, production, selling, operations and general administrative expenses. Our working capital may be improved by increasing sales, shortening collection cycles and monetizing inventory.

Adjusted Working capital1 as at September 30, 2014 increased by 11% to $16.0 million, from $14.4 million at December 31, 2013. The current ratio2 as at September 30, 2014 also improved to 4.3 times, compared to 3.5 times as at December 31, 2013.

Trade and other receivables were $7.0 million as at September 30, 2014, up from $6.8 million as at December 31, 2013. The increase reflects the timing of collections of trade and other trade receivables.

Trade and other payables, and accrued liabilities were $3.8 million as at September 30, 2014, down from $4.1 million as at December 31, 2013. This decrease reflects the timing of payments of trade and other payables.

Inventory as at September 30, 2014 was $9.0 million, compared to $9.6 million as at December 31, 2013, a decrease of $0.6 million, due to a focused effort to sell Microwave Product inventory.

As of September 30, 2014, shareholders’ equity increased to $28.8 million, from $26.4 million at December 31, 2013. This increase reflects $4.1 million in earnings, offset by a $1.8 million decrease in accumulated other comprehensive income due to foreign exchange movements.

Going forward, we may deploy cash for any suitable investments consistent with our long-term strategy of entering new geographic markets, broadening our customer base, and expanding into new market verticals. In addition to utilizing some or all of our current cash resources, we may also raise additional capital from equity markets or

[1] Adjusted Working Capital is calculated by subtracting current liabilities, excluding acquisition loan, from current assets and is a non-IFRS measure. See Section 4.1 “Non-IFRS Measurements”.
[2] Current ratio is defined as current assets divided by current liabilities, excluding acquisition loan, and is a non-IFRS measure. See Section 4.1 “Non-IFRS Measurements”.

Norsat International Inc.	Management’s Discussion & Analysis

utilize debt to complete investment and financing transactions that would accelerate our growth in the areas outlined above.

4.6 Capital Resources

Our objectives and policies for managing capital are to maintain a strong capital base so as to maintain investor, creditor and market confidence, sustain future development of the business and to safeguard our ability to support normal operating requirements on an ongoing basis.

Our capital consists of the items included in the Consolidated Statements of Financial Position in the shareholders’ equity section and the operating line of credit (if drawn). We manage our capital structure and make changes based on economic conditions and the risk characteristics of our assets. As at September 30, 2014, shareholder’s equity was $28.8 million (December 31, 2013 - $26.4 million).

To manage our capital requirements, we have a planning and budgeting process that helps determine the funds required to ensure we have the appropriate liquidity to meet our operating and growth objectives. We plan to continue to fund our short-term cash requirements through operations, and if required, we have an operating line of credit in place that can be drawn upon.

On March 28, 2013, we entered into an agreement with the Canadian Federal Minister of Industry (the “Minister”) through the SADI. Under this agreement, the Minister will provide funding of 30% of eligible spending related to the research and development of the aerospace, defense, space or security (“A&D”) technology development projects to a maximum funding amount of Cdn$13.3 million. It covers eligible costs starting from July 27, 2012 up to and including December 31, 2017 (“SADI II”). We are obliged to repay the funding over the repayment period.

For the three months and nine months ended September 30, 2014, there were no other changes in our approach to capital management.

Our capital resources as at September 30, 2014 were in cash and cash equivalents. We plan to continue to fund cash requirements through operations. If required, we have credit facilities in place that can be drawn upon.

As of September 30, 2014, we had cash and cash equivalents of $4.4 million.

As at September 30, 2014 we were in compliance with our externally imposed covenants.

Credit Facilities

Acquisition Loan

For the three months and nine months ended September 30, 2014, we made principal repayments totaling $0.5 million and $1.4 million (three and nine months ended September 30, 2013 - $0.7 million and $1.4 million) against the acquisition loan. As at September 30, 2014 our combined weighted average interest rate was 2.59% (December 31, 2013 – 3.02%).

In 2011, we incurred costs of $0.1 million related to acquiring the loan. These costs were capitalized as part of the cost of the loan and are being amortized over the life of the loan. The unamortized balance of these capitalized costs as at September 30, 2014 was $15,835 (December 31, 2013 - $29,408).

As at September 30, 2014, we were in compliance with our bank covenants.

Strategic Aerospace and Defense Initiative

In 2008, we were awarded a Cdn$5.97 million repayable contribution by the Canadian Ministry of Industry’s SADI program (“SADI I”). The SADI award provided external validation of the excellence of our research and

Norsat International Inc.	Management’s Discussion & Analysis

development activities, while also supporting our continued investment in technological innovation. We claimed the maximum funding under this agreement as at December 31, 2012.

Starting in 2013, we are obligated to accrue annual repayments over the repayment period, with the following terms:

  The repayment period begins January 1, 2013 and will continue for 15 years, or until such time as the maximum amount of approximately Cdn$9.0 million, representing 1.5 times the contributions (actual amounts disbursed by the Minister) to be repaid is reached, whichever occurs earlier.

  Annual repayment amounts under the SADI I repayment period are calculated based on a repayment rate of 0.75% multiplied by gross business revenue as defined in the agreement multiplied by the adjustment rate (based on the growth of gross business revenue over the previous year). The adjustment factor is based on year- over-year change of gross business revenue.

As at September 30, 2014, the Company did not accrue any liability for repayment relating to SADI I as the amount cannot yet be determined since the repayment amount is contingent on 2014 financial results compared to those achieved in 2013.

On March 28, 2013, the Company entered into an agreement with the Minister through the SADI whereby the Minister will provide funding of 30% of eligible spending related to the research and development of the aerospace, defence, space or security (“A&D”) technology development projects to a maximum funding amount of Cdn$13,270,265 for eligible costs starting from July 27, 2012 up to and including December 31, 2017 (“SADI II”). The Company is obliged to repay the funding over the SADI II defined Repayment Period.

SADI II repayment is contingent on performance benchmarks established at the end of our fiscal 2017 year end and is capped at 1.5 times the contribution (actual amounts disbursed by the Minister) over a period of 15 years, commencing in 2018. Annual repayment amounts are calculated based on a percentage of gross business revenue as defined in the agreement, multiplied by the adjustment rate (based on the growth of gross business revenue over the previous year).

As at September 30, 2014, we did not accrue any liability for repayment relating to SADI II as the amount cannot yet be determined since the repayment amount is contingent on 2018 financial results compared to those achieved in 2017.

Research and Development, Patents and Licenses, etc.

For the three months and nine months ended September 30, 2014, we invested $0.6 million and $2.1 million into product development compared to $0.7 million and $2.7 million in the comparable period in 2013.

4.7 Contractual Obligations and Contingencies

Our known contractual obligations at September 30, 2014, are quantified in the following table:

('000s)	Remaining	2015	2016	2017	2018	Total
	2014				and after
Acquisition loan	$480	$1,920	$486	$-	$-	$2,886
Inventory purchase obligations	4,073	1,699	-	-	-	5,772
Operating lease obligations	203	830	800	209	-	2,042
Total	$4,756	$4,449	$1,286	$209	$-	$10,700

Although the long term debt obligation is due on demand, it is not expected that the demand feature will be exercised. The scheduled repayment on the debt is through to 2016.

The Company, in the normal course of business, enters into purchase commitments, including inventory purchase obligations as disclosed above. The operating lease obligations are related to office premises. In addition, the

Norsat International Inc.	Management’s Discussion & Analysis

Company is required to make repayment of SADI I government contributions with repayment contingent on 2014 financial results compared to those achieved in 2013.

As at September 30, 2014, the Company did not accrue any liability for repayment as the amount cannot yet be determined.

Legal Proceedings

From time to time we may enter into legal proceedings relating to certain potential claims. It is impossible at this time for us to predict with any certainty the outcome of any such claims. However, management is of the opinion, based on legal assessment and information available, that it is unlikely that any liability would be material in relation to our consolidated financial position. As at November 4, 2014, we are not aware of any legal proceedings outstanding by or against us which may have a significant effect on our financial position or profitability.

4.8 Issued Capital

Stock Option Plan

As at September 30, 2014, a total of 2,262,622 stock options were outstanding at exercise prices ranging from Cdn$0.36 to Cdn$0.86 per share. For the three months and nine months ended September 30, 2014, we charged $18,191 and $49,181 (three and nine months ended September 30, 2013 - $26,674 and $0.1 million) to operating expenses as share-based payments with a corresponding increase in contributed surplus.

A total of 497,160 stock options were granted at an average exercise price of Cdn$0.53 and fair value of Cdn$0.19 during the nine months ended September 30, 2014. A total of 260,144 options were granted to senior management at exercise price of Cdn$0.53 and fair value of Cdn$0.19.

Option pricing models require the input of highly subjective assumptions including the expected price volatility. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore the existing models may not necessarily provide a reliable measure of the fair value of our share purchase options.

Restricted Share Unit (“RSU”)Plan

As at September 30, 2014, a total of 789,495 RSUs were outstanding. For the three months and nine months ended September 30, 2014, we charged $24,831 and $117,807 to operating expenses as share-based payments with a corresponding increase in contributed surplus (three and nine months ended September 30, 2013 - $41,283 and $98,775).

On February 28, 2014, the Company granted 250,343 RSUs with fair value of $0.55 per share, of which 205,788 RSUs were issued to directors and senior management. One third of the RSUs will vest on February 27, 2015, one third on February 26, 2016 and the remaining one third on November 11, 2016.

On May 9, 2014, the Company granted 127,908 RSUs to directors with a fair value of Cdn $0.52 per share. One half of the RSUs will vest on November 7, 2014 and remaining half on May 6, 2015.

5.0 Off Balance Sheet Arrangements

As at September 30, 2014 and November 4, 2014, we did not have any off balance sheet arrangements.

6.0 Transactions with Related Parties

Compensation of key management personnel including our President and Chief Executive Officer, Chief Financial Officer and General Manager are as follows:

Norsat International Inc.	Management’s Discussion & Analysis

('000s)	Three months ended June 30		Six months ended June 30
	2014	2013	2014	2013
Short-term employee benefits	$259	$230	$894	$833
Share based payments	35	41	105	106
Total	$294	$271	$999	$939

The amounts disclosed in the table above are the amounts recognized as an expense during the reporting period related to key management personnel.

7.0 Proposed Transactions

As at September 30, 2014 and November 4, 2014, we had not committed to any asset or business acquisitions or dispositions.

8.0 Critical Accounting Estimates and Accounting Policies

Accounting Estimates

Critical accounting estimates are described in Section 8.0 “Critical Accounting Estimates” of our 2013 annual MD&A found at www.sedar.com. When preparing the unaudited condensed interim consolidated financial statements, management undertakes a number of judgments, estimates and assumptions about recognition and measurement of assets, liabilities, income and expenses. The actual results may differ from these judgments, estimates and assumptions.

The judgments, estimates and assumptions applied in the unaudited condensed interim consolidated financial statements, including key sources of estimation uncertainty were the same as those applied in our last annual financial statements for the year ended December 31, 2013.

Changes in Accounting Policies and Future Accounting Pronouncements

The unaudited condensed interim consolidated financial statements have been prepared using accounting policies consistent with those used in the preparation of the audited consolidated financial statements as at December 31, 2013. The unaudited condensed interim consolidated financial statements should be read in conjunction with our audited consolidated financial statements for the year ended December 31, 2013.

9.0 Outstanding Share Data

We have unlimited number of Common Stock authorized, of which 58,316,532, were outstanding at September 30, 2014 and at November 4, 2014.

As at November 4, 2014, we had 2,262,622 options outstanding to acquire common shares at exercise prices ranging from Cdn$0.36 to Cdn$0.86 per share.

10.0 Risks and Uncertainties

There have been no significant changes or updates to our risk and risk management approach and discussion as outlined in Section 12.0 “Risks and Uncertainties” of our annual 2013 MD&A found at www.sedar.com.

Investors should carefully consider the risks and uncertainties described in its annual 2013 MD&A before making an investment decision. If any of the risks actually occur, our business, financial condition or operating results could be materially harmed. This could cause the trading price of our common shares to decline, and you may lose all or part of your investment.

Norsat International Inc.	Management’s Discussion & Analysis

11.0 Disclosure Controls and Internal Controls over Financial Reporting

11.1 Disclosure Controls and Procedures

Disclosure controls and procedures are designed to provide reasonable assurance that all relevant information is gathered and reported to senior management, including the President and Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”), on a timely basis so that appropriate decisions can be made regarding public disclosure.

11.2 Internal Controls over Financial Reporting

Internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with International Financial Reporting Standards and the requirements of the Securities and Exchange Commission in the United States, as applicable. Management is responsible for establishing and maintaining adequate internal controls over financial reporting for the Company.

11.3 Changes in Internal Controls over Financial Reporting

During the three months and nine months ended September 30, 2014, there were no changes in internal controls over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.